Filed Pursuant to Rule 433
Dated March 26, 2020
Registration Statement No. 333-223216
Relating to Preliminary Prospectus Supplement
dated March 26, 2020 to
Prospectus dated February 26, 2018

5.250% Senior Notes due 2030

Issuer:	American Financial Group, Inc.

Ratings*:	Baa1 (Moody’s) / BBB+ (S&P)

Security Type:	Senior Unsecured Fixed Rate Notes

Size:	$300,000,000

Trade Date:	March 26, 2020

Settlement Date:	April 2, 2020 (T+5**)

Maturity Date:	April 2, 2030

Coupon:	5.250%

Optional Redemption:	The Issuer may redeem the senior notes, in whole or in part, at its option, at any time or from time to time:

•
prior to January 2, 2030, at a redemption price equal to the greater of (i) 100% of the principal amount of any senior notes to be redeemed; or (ii) the sum of the present values of the remaining scheduled payments of principal and interest on any senior notes to be redeemed (exclusive of interest accrued to the date of redemption) discounted to the date of redemption on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) as the then current Treasury Rate plus 50 basis points; or

• on or after January 2, 2030, at a redemption price equal to 100% of the principal amount of any senior notes to be redeemed.

Interest Payment Dates:	April 2 and October 2 of each year, commencing on October 2, 2020

Benchmark Treasury:	UST 1.500% due February 15, 2030

Spread to Benchmark Treasury:	+ 462.5 basis points

Benchmark Treasury Yield:	0.805%

Price to Public:	98.625%

Yield to Maturity:	5.430%

Net Proceeds (before expenses):	$293,925,000

Underwriting Discounts & Commissions:	0.65% ($1,950,000 total)

CUSIP / ISIN:	025932 AP9 / US025932AP92

Other Relationships:
U.S. Bank National Association, an affiliate of U.S. Bancorp Investments, Inc., and a lender on the Issuer’s revolving credit facility, is serving as the trustee under the indenture relating to the senior notes.

Joint Book-Running Managers:	BofA Securities, Inc. J.P. Morgan Securities LLC Wells Fargo Securities, LLC

Co-Managers:	Barclays Capital Inc. KeyBanc Capital Markets Inc. MUFG Securities Americas Inc. PNC Capital Markets LLC SunTrust Robinson Humphrey, Inc. U.S. Bancorp Investments, Inc.

 *Ratings may be changed, suspended or withdrawn at any time and are not a recommendation to buy, hold or sell any security.

No PRIIPs KID — No PRIIPs key information document (KID) has been prepared as not available to retail in EEA.

**Under Rule 15c6-1 of the Securities and Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to such trade expressly agree otherwise. Accordingly, purchasers who wish to trade their notes on the date of pricing or the next two business days will be required, by virtue of the fact that the notes initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.

The Issuer has filed a registration statement (including a prospectus and a preliminary prospectus supplement) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus and the preliminary prospectus supplement in that registration statement and other documents the Issuer has filed with the Securities and Exchange Commission for more complete information about the Issuer and this offering.  You may get these documents for free by visiting EDGAR on the Securities and Exchange Commission’s website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and preliminary prospectus supplement if you request it by calling BofA Securities, Inc. toll free at 1-800-294-1322, J.P. Morgan Securities LLC, collect at (212) 834-4533, or Wells Fargo Securities, LLC, toll-free at (800) 645-3751.

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